Exhibit 12

Zep Inc.

Ratio of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred

Stock Dividends

(In thousands, except ratios)

	Fiscal Year Ended August 31,
	2010	2009	2008	2007	2006
Income before Provision for Income Taxes	$21,711	$15,184	$25,991	$24,837	$35,823
Additions:
Fixed charges	3,108	2,447	4,038	6,026	5,307

Total Earnings	$24,819	$17,631	$30,029	$30,863	$41,130

Fixed Charges
Interest expense	$2,434	$1,791	$3,081	$5,218	$4,641
Preferred stock dividends	—	—	—	—	—
Capitalized interest	—	—	—	—	—
Estimate of interest portion of rental expenses	674	656	957	808	666

Total Fixed Charges	$3,108	$2,447	$4,038	$6,026	$5,307

Ratio of Earnings to Fixed Charges	8.0	7.2	7.4	5.1	7.8

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	8.0	7.2	7.4	5.1	7.8